UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March 9, 2015

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Reviewed interim financial results for the six months ended 31 December 2014



SASOL LIMITED

REVIEWED INTERIM FINANCIAL RESULTS

for the six months ended 31 December 2014



Sasol Limited

Reviewed interim financial results for the six months ended 31 December 2014

Sasol is an international integrated energy and chemicals company that leverages the talent and expertise of our more than 32 400 people working in 37 countries. We develop and commercialise technologies, and build and operate world-scale facilities to produce a range of high-value product streams, including liquid fuels, chemicals and low-carbon electricity.

Salient features

- ➢ Strong group-wide operational performance
- ➢ 3% increase in liquid fuels sales volumes for Energy business in Southern Africa
- ➢ Performance Chemicals and Base Chemicals sales volumes up 5% and 1% respectively
- ➢ Normalised cash fixed costs 0,7% below inflation
- ➢ Headline earnings per share up by 6% to R32,00
- ➢ Business Performance Enhancement Programme annual cost savings target increased to at least R4,3 billion
- ➢ Decisive management action taken in response to lower international oil prices
- ➢ Safety Recordable Case Rate (RCR) excluding illnesses improved to 0,32
- ➢ Lake Charles Chemicals Project making good progress

Maintaining momentum

President and Chief Executive Officer, David E. Constable says:

"The changes made to our business since 2011, have resulted in a more effective and cost-conscious organisation. Through the various improvements that have been introduced, we are not only more resilient as a company, but far better equipped to maintain momentum and respond decisively to an evolving global landscape.

Overall, we continued to deliver strong operational and cost performance despite the volatile macro-economic environment. With oil prices moving dramatically lower over the last six months, the management team has formulated a comprehensive Response Plan to conserve cash and further refine our organisational structures and near-term strategies.

The benefits of the detailed work we are doing now will ensure that Sasol emerges from the current challenging environment as an even leaner and more focused business."

Interim financial results overview*

Earnings attributable to shareholders for the six months ended 31 December 2014 increased by 54% to R19,5 billion from R12,7 billion in the prior period. Headline earnings per share increased by 6% to R32,00 and earnings per share increased by 53% to R32,04 compared to the prior period.

However, excluding the impact of remeasurement items, net once-off charges, movements in our share-based payment expense and lower unrealised profit in inventory, earnings attributable to shareholders decreased by 23% from the prior period.

Profit from operations of R30,0 billion increased by 39% compared to the prior period. This achievement was due to an overall strong operational performance from our Regional Operating Hubs (ROHs) coupled with increased sales volumes and improved margins in our Performance Chemicals and Base Chemicals Strategic Business Units. The group's profitability was further enhanced by a 9% weaker average rand/US dollar exchange rate (R10,99/US$ for the six months ended 31 December 2014 compared with R10,08/US$ in the prior period). This benefit was partially offset by a 19% decline in average Brent crude oil prices (average dated Brent was US$89,00/barrel for the six months ended 31 December 2014 compared with US$109,83/barrel in the prior period).

In addition, Sasol's profitability for the first half of the 2015 financial year was also impacted by the following notable once-off and significant charges:

- Reversal of the share-based payment expense of R2,5 billion due to a 32% decline in the share price closing at R431,01.
- The positive movement in unrealised profit in inventory of approximately R2,0 billion, given our updated operating model and lower international oil prices.
- Extension of the useful life of our Southern African operations amounting to a decrease in depreciation of R0,7 billion and environmental rehabilitation provisions of R1,8 billion respectively.
- Net impairments of R0,2 billion for the six months under review compared to the prior period of R6,0 billion (which included the R5,3 billion partial impairment of our Canadian shale gas assets).
- Remeasurement items relating primarily to the R1,3 billion partial impairment reversal of the FT Wax Expansion Project and the partial impairment of our Etame assets in Gabon of R1,3 billion.

Over the period, we maintained a strong operational performance across our ROHs. In tandem, our Energy business in Southern Africa increased its liquid fuels sales volumes by 3% compared to the prior period. Furthermore, our Chemicals businesses delivered an exceptional performance, having consistently reported increased sales volumes over the past two years. Normalising for the impact of the sale of our Solvents Germany and Sasol Polymer Middle East (SPME) businesses and due to focused marketing and sales initiatives, sales volumes for Performance Chemicals and Base Chemicals increased by 5% and 1%, from the prior period.

Our ORYX GTL plant sustained a solid performance, with an average utilisation rate of 91% for the period, despite an earlier than planned shutdown during December 2014.

Normalised cash fixed costs increased by only 6,1%, 0,7% below the South African producers' price index (SA PPI) of 6,8% for the period. This was achieved despite a challenging South African cost environment in respect of labour, maintenance and electricity charges. A key focus area for the management team since 2013 has been delivering on our company-wide Business Performance Enhancement Programme, where we have made significant progress in reducing our cost base sustainably.

The reduction in the effective corporate tax rate from 37,5% to 31,8% resulted mainly from the impact of the R5,3 billion partial impairment of our Canadian shale gas assets in the prior period.

Cash flow generated from operations increased by 21% to R34,0 billion compared with R28,1 billion in the prior period. This includes a decrease in working capital of R1,8 billion in the current period, due to lower commodity prices. Our net cash position improved by 29% from R38,0 billion in June 2014 to R48,9 billion as at 31 December 2014. Capital expenditure over the period amounted to R22,1 billion, which is in line with our expectations.

As previously announced, our revised dividend policy is a dividend cover range which will be based on headline earnings per share. The interim dividend cover was 4,6 times at 31 December 2014 (31 December 2013: 3,8 times). Taking into account the current volatile macro-economic environment, capital investment plans, our cash conservation initiative, the current strength of our financial position, and the dividend cover range, the Sasol Limited board of directors has declared an interim dividend of R7,00 per share (12,5% lower compared to the prior period).

* All comparisons refer to the prior period as the six months ended 31 December 2013. Except for earning attributable to shareholders, all numbers are quoted on a pre-tax basis.

Group Financial Controller, Paul Victor says:

"Despite the headwinds of economic uncertainty and persisting geo-political tensions, the underlying fundamentals of our business remain robust over the long-term. In the near term, we expect tough trading conditions to prevail for the remainder of calendar year 2015. This notwithstanding, we are determined to build on our solid operational platform and improve the effectiveness, simplicity and efficiency of our organisation.

Mitigating the challenges of low international oil prices and continuing to deliver maximum sustainable value to our shareholders remains one of our top priorities.

As previously announced, our new operating model, and a simplified and consolidated legal structure, came into effect on 1 July 2014. The interim financial results reflect the performance of our six reportable business segments organised along an integrated value chain."

Business Performance Enhancement Programme delivering results
As part of our Business Performance Enhancement Programme, the process of implementing organisational structures and employee placements to align with our updated operating model will be concluded by the end of June 2015. As at 31 December 2014, nearly 1 500 voluntary separations and early retirements were approved by the company.

We still expect cost savings of R4,0 billion by financial year 2016 off a 2013 cost base. We have identified further savings opportunities and now forecast an exit run rate of at least R4,3 billion by the end of financial year 2016. Cost trends are still forecast to track SA PPI from financial year 2017.

At 31 December 2014, the programme realised actual sustainable benefits of R991 million. For the end of the financial year we expect sustainable savings to increase to approximately R1,5 billion.

Implementation costs for the programme amount to R1,5 billion for the first half of the year, and are expected to increase to approximately R2,1 billion for the full financial year. The savings and implementation costs reported are all in line with previous guidance.

As part of our Response Plan actions, we plan to deliver further cash cost sustainable savings of R1 billion annually. These savings will be achieved through additional organisational structural refinements, a 30-month freezing of between 500 and 1 000 vacancies, and focused supply chain cost base reduction initiatives.

Response to lower international oil prices

In response to a lower-for-longer oil price environment, we announced our Response Plan on 28 January 2015. We have set a 30-month cash conservation target range of between R30 billion to R50 billion, using 31 December 2014 as the baseline. This cash conservation target range supplements our current Business Performance Enhancement Programme sustainable cost savings target of at least R4,3 billion per year, from financial year 2017.

Our Response Plan target of R30 billion to R50 billion will be realised from the following key areas:
- capital portfolio phasing and reductions – target of R13 billion to R22 billion;
- capital structuring – target of R8 billion to R12 billion;
- further cash cost reductions – target of R4 billion to R7 billion of which R1 billion per annum will be considered sustainable at the end of the 30-month period; and
- working capital and margin improvements – target of R5 billion to R9 billion.

As previously announced, decisive measures have already been agreed to and key decisions have been taken to conserve cash, including the delay of our gas-to-liquids (GTL) plant in the US, the change to our dividend policy as well as the further optimisation of our organisational structures.

Advancing projects to enable future growth

We are encouraged by the headway we are making in delivering on our project pipeline:

- Focusing on our **Operating Business Units (OBUs)** which secure our feedstock supply:
  o The development of the Impumelelo and Shondoni collieries, which are part of our Mining OBU's R14,0 billion mine replacement programme, continues to progress steadily. The establishment of these collieries will ensure uninterrupted coal supply to our Secunda Synfuels Operations. Beneficial operation for both collieries is on track for the first and second half of the 2015 calendar year respectively. Both projects are expected to be delivered on budget.
  o The full field development plan for the Production Sharing Agreement (PSA) was submitted to the Mozambican authorities for approval by the February 2015 deadline. A further update on the investment strategy and monetisation plan will be provided once approval is received from the relevant authorities in Mozambique.
  o Offshore Gabon, we are maturing and developing additional proven oil reserves to maintain production in the non-operated Etame Marin Permit. The

Etame Expansion Project and the South East Etame and North Tchibala Project are expected to achieve beneficial operation in the 2015 calendar year. Both projects are expected to be delivered on schedule and within budget.

- Looking at the growth projects within our **Strategic Business Units (SBUs)**:
  Growing our Energy business in Mozambique
  - The R1,6 billion Loop Line on the Mozambique to Secunda pipeline reached beneficial operation during the last quarter of the 2014 calendar year, on schedule and below budget.
  - We completed the development of the US$246 million, 175 megawatt gas-fired power generation plant in Mozambique, in partnership with the country's state-owned power utility, Electridade de Moçambique (EDM) at Ressano Garcia. All 18 gas engines have been commissioned and beneficial operation is expected within budget during the first half of the 2015 calendar year.
  - In Mozambique, a joint pre-feasibility study for a large-scale GTL plant, which will be based on gas from the Rovuma Basin in Northern Mozambique, is underway. The study, which is being conducted in conjunction with Mozambique's national oil company, Empresa Nacional de Hidrocarbonetos (ENH) and Italian multinational, Eni S.p.A. (Eni), will assess the viability and benefits of such a plant in the region.

  Expanding our Energy, Base Chemicals and Performance Chemicals SBUs in South Africa and in the United States
  - The R14,2 billion Secunda growth programme is nearing completion with 14 of the 19 projects, which include the gas heated heat exchange reformers, achieving beneficial operation. The completed projects have ensured that the volume and electricity benefits of the programme were fully realised. The remaining five projects are smaller environmental enablers and are expected to reach beneficial operation by the end of the 2015 calendar year.
  - The expansion of our FT wax facility in Sasolburg is progressing well with the commissioning of the new slurry bed reactor expected to take place during the first half of the 2015 calendar year. Commissioning of phase two of the project is on track to take place during the second half of the 2016 calendar year. The total project cost for both phases remains unchanged at R13,6 billion. In 2013, we partially impaired the project by R2 billion. At 31 December 2014, we recognised a partial reversal of the impairment of R1,3 billion, mainly due to the extension of the useful life of the asset from 2029 to 2034, supported by the weaker rand/US dollar exchange rate.
  - We are making steady progress with the advancement of our US$8,9 billion ethane cracker and downstream derivatives complex (including infrastructure and utilities) in Lake Charles, Louisiana. Site preparation is underway, and we expect that the plant will achieve beneficial operation during the 2018 calendar year. In December 2014, we established a US$4,0 billion banking facility which will be used to finance the project. Approximately 80% of the funds required are in place through a combination of project finance and our own equity contributions. The remainder of the funds required will be raised in a phased manner, including accessing capital markets and further equity contributions.
  - On 7 August 2014, Sasol and Ineos Olefins & Polymers USA successfully concluded a toll manufacturing joint venture, Gemini HDPE LLC. Construction of the US$269 million (Sasol's share) high density polyethylene facility commenced and plant start-up is planned towards the end of the 2016 calendar year. The complex is expected to produce 470 kilotons per annum.

Strong operational performance on the back of effective cost management

Operating Business Units
Mining – increased production, unit cost below inflation

Profit from operations of R2 241 million was 66% higher than the prior period. This was mainly as a result of a 5% increase in production volumes due to the sustained improvement in underground infrastructure, higher export volumes and the benefit of increased cost control measures. In addition, the benefits of our Business Performance Enhancement Programme, coupled with further operational flexibility created by the mine replacement programme, have resulted in the unit costs from our operations being contained to below inflation.

Exploration and Production International – impacted by once-off items

Exploration and Production International recorded a loss from operations of R1 748 million compared to a loss from operations of R6 137 million in the prior period.

Our businesses excluding Canada, reflected a loss from operations of R1 164 million which includes a partial impairment of our Etame assets in Gabon of R1 331 million due to a decline in international oil prices and a loss of R565 million on the exiting of the Nigerian upstream licences. Excluding these charges, we generated a profit of R732 million mainly due to favourable gas prices in Mozambique. Gas volumes remained at similar levels compared to the prior period. Our oil production in Gabon was slightly lower and averaged 15 000 barrels of oil per day.

Our Canadian shale gas asset in Montney generated a loss from operations of R584 million compared to R6 484 million in the prior period, which included the partial impairment of the asset of R5 308 million. Excluding the effect of the prior period impairment, the loss decreased from R1 176 million to R584 million in the current period mainly due to lower depreciation and operational costs. We are actively de-risking this asset, with specific emphasis on the Cypress A acreage.

Strategic Business Units
Energy – improved volumes and cost performance, margins under pressure

Profit from operations of R14 818 million decreased by R1 556 million compared to the prior period. Production volumes at Secunda Synfuels Operations (SSO) and Natref Operations, increased by 2% and 6% respectively in comparison with the prior period. This was mainly due to the total factory shutdown at SSO in the prior period and improved production throughput at Natref Operations.

In South Africa, our Energy SBU's profitability was enhanced by a 3% increase in liquid fuels sales volumes compared to the prior period and higher refining margins, on the back of strong product differentials. The increased cost of production resulting from higher than inflationary increases in feedstock and utilities, as well as the reduction in the basic fuel price, on the back of lower international crude oil prices, resulted in an 18% negative impact on our gross margin. Through our Business Performance Enhancement Programme, we expect normalised cash costs per unit for the full year to be below SA PPI.

The Energy SBU's share of profit from equity accounted joint ventures of R1 291 million decreased from R1 901 million in the prior period. This was mainly due to lower international oil prices and an earlier than planned shutdown at our ORYX GTL facility. The plant achieved a utilisation rate of 91%, while maintaining a world class safety incident RCR of 0,0.

Base Chemicals – increased profit from operations, higher sales volumes and lower costs
The Base Chemicals SBU delivered a strong performance, increasing profit from operations by 42% to R5 818 million compared to the prior period. Sales volumes, normalised for the sale of our Solvents Germany and SPME operations in the prior period, increased by 1%. Normalised cash fixed costs were contained within inflation. Profit from operations further benefited from the extension of the useful life of operating assets in South Africa amounting to R899 million, once-off items in the prior period and a weaker rand/US dollar exchange rate. This was partially negated by lower sales prices. For the six months ended 31 December 2014, our chemical basket dollar prices have declined by 5% in comparison with a 19% decline in average Brent crude oil prices.

Performance Chemicals – improved performance boosted by higher sales volumes
The Performance Chemicals SBU continued to deliver a solid performance, increasing profit from operations by 60% to R7 365 million compared to R4 614 million for the prior period. Sales volumes increased by 5% from the prior period, mainly due to improved production output, supported by higher demand. In Euro terms, costs were maintained within inflation. Although still realising healthy margins in our US business, the decrease in the oil price resulted in a corresponding decrease in polyethylene prices. Our European ROH continued to report improved volumes. The financial performance was positively impacted by the R1 336 million partial impairment reversal of the Wax Expansion Project in Sasolburg, the impact of the weaker rand/Euro exchange rate, and a 6% increase in operating margin.

Maintaining our focus on sustainable value creation
We continued to deliver on our broader sustainability and community contributions during the period:

- Safety remains a top priority for Sasol. We have shown steady progress in our safety performance in the first six months of the year with the RCR for employees and service providers improving to 0,32 (excluding illnesses) at 31 December 2014 (0,36 as at 30 June 2014). Including illnesses, our RCR improved to 0,40 (0,42 as at 30 June 2014). Tragically, we experienced one fatality involving a service provider at a mining construction project. Our operations continue to make steady progress in the reduction of process safety incidents.
- During the six months ended 31 December 2014, we spent over R0,5 billion on skills and socio-economic development, which includes our public/private Ikusasa initiative, bursaries, learnerships and artisan training programmes.
- To ensure our ongoing compliance with new air quality regulations in South Africa, Sasol applied for certain postponements to manage our short-term challenges relating to the compliance timeframes. We have now received decisions on our postponement applications from the National Air Quality Officer, which, while aligned with our requests, impose stretched targets. Our focus is now on the alignment of our licences to reflect these postponement decisions, and on implementing our air quality roadmaps, including community-based offsets to sustainably improve ambient air quality in the areas where we operate.
- During the period, we paid R16,2 billion in direct and indirect taxes to the South African government. Sasol remains one of the largest corporate taxpayers in South Africa, contributing significantly to the country's economy.
- The Sasol Inzalo transaction, Sasol's landmark broad-based black economic empowerment (B-BBEE) transaction, has been partially refinanced, which will significantly contribute to reducing the scheme's financing costs. The refinancing will also return increased value to its shareholders.

Proposed carbon tax for South Africa

South Africa's carbon emissions are not expected to increase before 2020, and the implementation of a carbon tax will have a limited effect on emissions, but will, instead, add a further cost burden to the economy.

At the same time, we are concerned that the proposed carbon tax will diminish South Africa's international competitiveness and result in a range of other unintended consequences. In our view, South Africa needs appropriate incentives to invest in new, more energy efficient processes and projects that improve our energy security. Sasol continues to engage with the Department of Environmental Affairs and National Treasury in South Africa on the carbon tax issue.

Competition law compliance

On 5 June 2014, the South African Competition Tribunal (the Tribunal) released its decision relating to Sasol Polymers' pricing of propylene and polypropylene. This matter was initiated at the end of 2007, when the South African Competition Commission (Commission) commenced its investigation into the South African monomers and polymers industries. The Commission's complaint was referred to the Tribunal in 2010, contending that Sasol Polymers had, between January 2004 and December 2007, charged excessive prices for propylene and polypropylene supplied into the South African market. In its decision, the Tribunal found against Sasol Polymers in relation to the pricing of both propylene and polypropylene, for the period in question. The Tribunal imposed an administrative penalty of R534 million. The Tribunal also ordered revised future pricing of propylene and polypropylene. Sasol appealed the Tribunal's ruling to the Competition Appeal Court. The appeal was heard in December 2014. At this stage, it is not known when the Competition Appeal Court will make its ruling.

Separately, the Commission is conducting investigations into several industries in which Sasol operates, including the petroleum and polymer industries and has initiated a market inquiry in the South African liquefied petroleum gas (LPG) market. We continue to cooperate with the Commission in these investigations. To the extent appropriate, further announcements will be made in future.

Profit outlook[‡] – strong production performance and cost reductions to continue

The global economic environment remains volatile and uncertain. We expect oil prices to remain low for the rest of the 2015 calendar year. We also expect the rand exchange rate to be impacted by quantitative easing in the Eurozone, uncertainties relating to the interest rate normalisation by key central banks and infrastructure constraints in South Africa. Both oil price and rand exchange rate developments are outside of our influence, and therefore our focus remains firmly on factors within our control, which include volume growth, margin improvement and cost optimisation.

Oil and other commodity price risk hedging are evaluated on an ongoing basis. The market is constantly monitored for risk management opportunities, taking cognisance of integration benefits and the strength of Sasol's balance sheet.

We expect an overall strong production performance for the 2015 financial year, with:

- Liquid fuels product volumes for the Energy SBU in Southern Africa to be approximately 59 million barrels;
- The average utilisation rate at ORYX GTL in Qatar to be above 90% of nameplate capacity;
- Base Chemicals normalised sales volumes to be slightly higher than the previous financial year with margins under pressure due to lower international oil prices;
- Performance Chemicals sales volumes to outperform the previous financial year on the back of increased market demand;
- Average Brent crude oil prices to be at least 30% lower during the second half of the financial year compared to the first half;
- Normalised cash fixed costs to follow SA PPI;
- Capital expenditure of R45 billion for 2015, R65 billion in 2016 and R60 billion in 2017 as we progress with the execution of our growth plan and strategy;
- Our balance sheet gearing up to a level of between 2% and 7% at year-end; and
- The Response Plan cash flow contribution from all streams to range between R6 billion and R10 billion.

‡ The financial information contained in this profit outlook is the responsibility of the directors and in accordance with standard practice, it is noted that this information has not been reviewed and reported on by the company's auditors.

Disposals of businesses

In September 2014, we notified our partners in the Nigerian licenses OML-140 and OPL-214, of our withdrawal from both licenses as part of an ongoing restructuring of our asset base. Accordingly, we recognised a loss on disposal of R565 million relating to these licences for the six months ended 31 December 2014.

On 1 November 2014, the sale of our marketing business, Exel Lesotho (Pty) Ltd, was concluded for a purchase consideration of R164 million, realising a profit on disposal of R84 million.

Subsequent events

On 9 February 2015, Sasol announced changes to its top management structures. Sasol has also decided to combine two of its reportable segments, Southern Africa Energy and International Energy, and their associated management structures, into one segment, now referred to as Energy. Given this decision, Sasol´s segmental reporting now consists of six reportable segments: Mining, Exploration and Production International, Energy, Base Chemicals, Performance Chemicals, and Group Functions.

On 4 March 2015, the FTSE/JSE Advisory Committee approved changes to the FTSE/JSE Index series, resulting in Sasol being reclassified from an 'Integrated Oil & Gas' company to a 'Speciality Chemicals' company. This change will be effective from 23 March 2015.

Change in directors

Ms Nomgando Matyumza was appointed as an independent non-executive director of Sasol with effect from 8 September 2014 and a member of the audit committee with effect from 26 September 2014.

Mr Bongani Nqwababa resigned as a non-executive director and member of the audit committee with effect from 26 September 2014, and was appointed as executive director and Chief Financial Officer of Sasol with effect from 1 March 2015.

Mr Paul Victor returned to his permanent role of Group Financial Controller with effect from 1 March 2015.

Declaration of cash dividend number 71

An interim gross cash dividend of South African 700,00 cents per ordinary share (31 December 2013 – 800,00 cents per ordinary share) has been declared for the six months ended 31 December 2014. The interim cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 15% and no credits in terms of secondary tax on companies have been utilised. At the declaration date, there are 650 879 016 Sasol ordinary, 25 547 081 Sasol preferred ordinary and 2 838 565 Sasol BEE ordinary shares in issue. The net dividend amount payable to shareholders, who are not exempt from the dividend withholding tax, is 595,00 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 700,00 cents per share.

The salient dates for holders of ordinary shares and Sasol BEE ordinary shares are:

Declaration date	Monday, 9 March 2015
Last day for trading to qualify for and participate in the final dividend (cum dividend)	Wednesday, 1 April 2015
Trading ex dividend commences	Thursday, 2 April 2015
Record date	Friday, 10 April 2015
Dividend payment date	Monday, 13 April 2015

The salient dates for holders of our American Depository Receipts are [1]:

Ex dividend on New York Stock Exchange (NYSE)	Wednesday, 8 April 2015
Record date	Friday, 10 April 2015
Approximate date of currency conversion	Tuesday, 14 April 2015
Approximate dividend payment date	Thursday, 23 April 2015

1. All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 13 April 2015, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 13 April 2015.

Share certificates may not be dematerialised or re-materialised between Thursday, 2 April 2015 and Friday, 10 April 2015, both days inclusive.

On behalf of the board

Mandla SV Gantsho	**David E Constable**	**Paul Victor**
Chairman	President and Chief Executive Officer	Group Financial Controller (Acting Chief Financial Officer for the period)

Sasol Limited
9 March 2015

Basis of preparation

The condensed consolidated interim financial statements for the six months ended 31 December 2014 have been prepared in accordance with International Financial Reporting Standards (IFRS), IAS 34, *Interim Financial Reporting*, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act, 2008, as amended and the Johannesburg Stock Exchange Listings Requirements.

The condensed consolidated interim financial statements do not include all the disclosure required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board.

These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value.

The condensed consolidated interim financial statements are presented in South African rand, which is Sasol Limited's functional and presentation currency.

The condensed consolidated interim financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the condensed consolidated interim financial statements. Paul Victor CA(SA), in his capacity as the Acting Chief Financial Officer for the period has taken responsibility for this set of condensed consolidated interim financial statements and has supervised the preparation thereof in conjunction with the Vice President: Financial Reporting, Nina Stofberg CA(SA).

Accounting policies

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2014.

Related party transactions

The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Reassessment of useful lives of assets

On 1 July 2014, we operationalised our Project 2050 initiative to extend the lifespan of Sasolburg and Natref operations to 2034 and our Secunda operations to the middle of the century. The extension of useful lives has been accounted for as a change in estimate and has been applied prospectively.

The change in useful lives estimate of the affected assets has impacted the following lines in the financial statements:

	Half year 2015 – including effect of change in estimate	Half year 2015 – excluding the effect of change in estimate	Difference due to change in estimate
			Increase/(Decrease)
	Rm	Rm	Rm
Depreciation *	**6 393**	**7 095**	**(702)**
Mining	651	691	(40)
Exploration and Production International	1 301	1 301	-
Energy	1 527	1 745	(218)
Base Chemicals	1 443	1 823	(380)
Performance Chemicals	1 285	1 347	(62)
Group Functions	186	188	(2)
Rehabilitation provision *	**10 617**	**12 433**	**(1 816)**
Mining	1 125	1 125	-
Exploration and Production International	4 097	4 097	-
Energy	2 609	3 672	(1 063)
Base Chemicals	1 482	2 001	(519)
Performance Chemicals	1 304	1 538	(234)

* The expected impact of the reassessment of the useful lives on depreciation in future periods is limited to the recognition of the assets over their extended useful lives and is accordingly R702 million. The expected future impact on the rehabilitation provision will be through the unwinding of the provision over a longer period. Accordingly, before consideration of future expansion and assuming no changes in discount rates or other assumptions, the future impact is R1 816 million.

Financial Instruments
Fair value
Valuation techniques and assumptions utilised for the purpose of calculating fair value
The group does not hold any financial instruments traded in an active market, except for the investment in listed equity instruments. Fair value is determined using valuation techniques as outlined below. Where possible, inputs are based on quoted prices and other market determined variables.

Fair Value hierarchy
The following table is provided representing the assets and liabilities measured at fair value at reporting date, or for which fair value is disclosed at 31 December 2014. The calculation of fair value requires various inputs into the valuation methodologies used. The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13, as shown below:

Level 1   Quoted prices in active markets for identical assets or liabilities.
Level 2   Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).
Level 3   Inputs for the asset or liability that are unobservable.

Financial instrument	Fair Value Rm	Valuation method	Significant inputs	Fair Value hierarchy of inputs
Financial Assets				
Investments in securities - measured at fair value	888	Fair value	Quoted market price for the same or similar instruments	Level 1
Investments in securities - measured at amortised cost	140	Discounted cash flow	Market related interest rates	Level 3
Investments in securities - measured at cost**	**	**		**
Long-term receivables	1 856	Discounted cash flow	Market related interest rates	Level 3
Financial assets (derivatives)	863	Forward rate interpolator model, appropriate currency specific discount curve.	Forward exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices	Level 2
Trade receivables	20 231	*	*	Level 3*
Other receivables	2 239	*	*	Level 3*
Cash and cash equivalents	48 921	*	*	Level 1*
Financial liabilities				
Long-term debt	35 115	Discounted cash flow	Quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and with similar cash flows	Level 3
Short-term debt	447	*	*	Level 3*
Financial liabilities (derivatives)	164	Forward rate interpolator model, appropriate currency specific discount curve.	Forward exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices	Level 2
Trade payables	16 254	*	*	Level 3*
Other payables	1 947	*	*	Level 3*

* The fair value of these instruments approximates their carrying value, due to their short-term nature.

** These investments are held in equity instruments which do not have quoted prices, as they are not listed on an exchange. Fair value therefore cannot be measured reliably. As a result, these instruments are held at cost.

Restated segments

To reflect our new operating model, our financial reporting has been updated and new reportable segments have been restated accordingly. The restated reportable segments are presented on the next two pages.

SASOL LIMITED GROUP
SEGMENT ANALYSIS
for the six months ended 31 December 2013

	Operating Business Units		Strategic Business Units			Other	
	Mining	Exploration and Production International	Energy	Base Chemicals	Performance Chemicals	Group Functions	Total operations
	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Turnover							
external	1 103	1 482	41 432	21 017	33 234	-	98 268
intersegment	5 875	926	724	1 337	1 497	-	10 359
Total turnover	6 978	2 408	42 156	22 354	34 731	-	108 627
Operating profit/(loss) before remeasurement items and translation gains/(losses)	1 344	(551)	14 128	4 207	4 597	331	24 056
Translation gains/(losses)	2	(108)	(86)	244	91	912	1 055
Operating profit/(loss) before remeasurement items	1 346	(659)	14 042	4 451	4 688	1 243	25 111
Remeasurement items	5	(5 478)	429	(604)	(75)	(7)	(5 730)
Operating profit/(loss) after remeasurement items	1 351	(6 137)	14 471	3 847	4 613	1 236	19 381
Share of profit of equity accounted joint ventures, net of tax	-	-	1 901	96	-	-	1 997
Share of profit/(loss) of associates, net of tax	-	-	2	164	1	(11)	156
Profit/(loss) from operations	1 351	(6 137)	16 374	4 107	4 614	1 225	21 534
Depreciation of property, plant and equipment	561	1 628	1 508	1 544	1 120	173	6 534
Amortisation of intangibles	-	10	14	12	44	69	149
EBITDA	1 912	(4 499)	17 896	5 663	5 778	1 467	28 217
Statement of financial position							
Property, plant and equipment	9 380	10 412	28 126	32 540	21 734	2 132	104 324
Assets under construction	4 831	6 826	9 919	8 268	15 949	944	46 737
Other Intangible assets	7	66	98	83	816	481	1 551
Other non-current assets [1]	495	-	9 034	2 802	1 489	1 115	14 935
Current assets [1]	1 306	2 843	21 417	15 240	21 780	23 408	85 994
Total external assets [1]	16 019	20 147	68 594	58 933	61 768	28 080	253 541
Non-current liabilities [1]	2 121	2 825	6 836	3 446	7 647	20 736	43 611
Current liabilities [1]	1 685	1 564	12 953	4 617	7 725	4 135	32 679
Total external liabilities [1]	3 806	4 389	19 789	8 063	15 372	24 871	76 290
Cash flow information							
Additions to non-current assets	2 345	2 925	5 251	4 051	5 115	209	19 896
Capital commitments							
Subsidiaries and joint operations	9 178	6 265	18 790	9 144	15 755	665	59 797
Equity accounted joint ventures and associates	-	-	895	58	-	-	953
Total Capital commitments	9 178	6 265	19 685	9 202	15 755	665	60 750
Number of employees [2]	8 279	483	5 168	6 478	6 157	7 196	33 761

[1] Excludes deferred tax asset, deferred tax liability, tax receivable, tax payable and post-retirement benefit assets.

[2] Includes permanent and non-permanent employees.

SASOL LIMITED GROUP
SEGMENT ANALYSIS
for the year ended 30 June 2014

	Operating Business Units		Strategic Business Units			Other	
	Mining	**Exploration and Production International**	**Energy**	**Base Chemicals**	**Performance Chemicals**	**Group Functions**	**Total operations**
	Rm	**Rm**	**Rm**	**Rm**	**Rm**	**Rm**	**Rm**
Turnover							
external	2 154	2 990	84 632	42 262	70 592	53	202 683
intersegment	11 980	2 218	1 420	2 778	2 982	-	21 378
Total turnover	14 134	5 208	86 052	45 040	73 574	53	224 061
Operating profit/(loss) before remeasurement items and translation gains/(losses)	2 463	(378)	27 931	7 802	12 074	(1 387)	48 505
Translation gains/(losses)	(3)	(130)	(179)	255	27	828	798
Operating profit/(loss) before remeasurement items	2 460	(508)	27 752	8 057	12 101	(559)	49 303
Remeasurement items	(7)	(5 472)	(47)	(1 765)	(254)	(84)	(7 629)
Operating profit/(loss) after remeasurement items	2 453	(5 980)	27 705	6 292	11 847	(643)	41 674
Share of profit of equity accounted joint ventures, net of tax	-	-	3 710	100	-	-	3 810
Share of profit/(loss) of associates, net of tax	-	-	8	350	1	(25)	334
Profit/(loss) from operations	2 453	(5 980)	31 423	6 742	11 848	(668)	45 818
Depreciation of property, plant and equipment	1 211	2 654	3 174	3 281	2 497	382	13 199
Amortisation of intangibles	-	23	27	26	91	150	317
EBITDA	3 664	(3 303)	34 624	10 049	14 436	(136)	59 334
Statement of financial position							
Property, plant and equipment	10 578	10 496	29 378	33 466	25 124	2 407	111 449
Assets under construction	6 380	7 888	11 029	8 945	16 088	990	51 320
Other Intangible assets	9	64	123	309	882	495	1 882
Other non-current assets [1]	527	-	8 140	2 938	1 685	1 322	14 612
Current assets [1]	1 726	2 869	19 893	13 393	27 497	31 443	96 821
Total external assets [1]	19 220	21 317	68 563	59 051	71 276	36 657	276 084
Non-current liabilities [1]	4 360	3 287	6 775	3 848	8 287	21 698	48 255
Current liabilities [1]	2 402	1 486	13 610	4 008	8 722	7 669	37 897
Total external liabilities [1]	6 762	4 773	20 385	7 856	17 009	29 367	86 152
Cash flow information							
Additions to non-current assets	5 837	4 564	8 946	7 940	10 358	1 134	38 779
Capital commitments							-
Subsidiaries and joint operations	7 532	6 639	18 841	10 271	15 272	503	59 058
Equity accounted joint ventures and associates	-	-	747	17	-	-	764
Total Capital commitments	7 532	6 639	19 588	10 288	15 272	503	59 822
Number of employees [2]	8 435	527	5 219	6 220	6 112	6 887	33 400

[1] Excludes deferred tax asset, deferred tax liability, tax receivable, tax payable and post-retirement benefit assets.

[2] Includes permanent and non-permanent employees.

Independent review by the auditors

These condensed consolidated interim financial statements, including the segment report for the six months ended 31 December 2014 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified conclusion thereon. The individual auditor assigned to perform the review is Mr PC Hough. A copy of the auditor's unmodified review report on the condensed consolidated interim financial statements is available for inspection at the company's registered office, together with the condensed consolidated interim financial statements identified in the auditor's report. The auditor's report does not necessarily report on all of the information contained in this announcement of interim financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying condensed consolidated interim financial statements from the company's registered office.

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services (Pty) Ltd, 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Directors (non-executive): Dr MSV Gantsho* (Chairman), Mr C Beggs*, Mr HG Dijkgraaf (Dutch)*, Ms NNA Matyumza*, Ms IN Mkhize*, Mr ZM Mkhize*, Mr MJN Njeke*, Mr PJ Robertson (British and American)*, Prof JE Schrempp (German)^, Mr S Westwell (British)*
Directors (executive): Mr DE Constable (President and Chief Executive Officer) (Canadian), Mr B Nqwababa (Chief Financial Officer), Ms VN Fakude
*Independent ^Lead independent director

Company secretary: Mr VD Kahla

Company registration number: 1979/003231/06, incorporated in the Republic of South Africa

Income tax reference number: 9520/018/60/8

	JSE	NYSE
Sasol Ordinary shares		
Share code:	SOL	SSL
ISIN:	ZAE000006896	US8038663006
Sasol BEE Ordinary shares		
Share code:	SOLBE1	
ISIN:	ZAE000151817	

American depository receipts (ADR) program:
Cusip number 803866300 ADR to ordinary share 1:1

Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286, United States of America

Disclaimer - Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 29 September 2014 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

Comprehensive additional information is available on our website: www.sasol.com

The interim financial statements are presented on a condensed consolidated basis.

Statement of financial position
at

	half year 31 Dec 14 Reviewed Rm	half year 31 Dec 13 Reviewed Rm	full year 30 Jun 14 Audited Rm
ASSETS			
Property, plant and equipment	**124 476**	104 324	111 449
Assets under construction	**55 273**	46 737	51 320
Goodwill	**575**	631	644
Other intangible assets	**1 669**	1 551	1 882
Investments in equity accounted joint ventures	**9 393**	8 804	8 280
Investments in associates	**2 099**	2 093	1 877
Post-retirement benefit assets	**568**	452	487
Deferred tax assets	**1 932**	2 435	3 143
Other long-term assets	**3 021**	3 407	3 811
Non-current assets	**199 006**	170 434	182 893
Assets in disposal groups held for sale	**426**	1 463	1 419
Inventories	**24 389**	26 241	26 758
Trade and other receivables	**26 560**	27 352	30 374
Short-term financial assets	**863**	1 789	420
Cash restricted for use	**4 875**	3 718	1 245
Cash	**44 577**	25 886	37 155
Current assets	**101 690**	86 449	97 371
Total assets	**300 696**	256 883	280 264
EQUITY AND LIABILITIES			
Shareholders' equity	**183 988**	158 212	170 977
Non-controlling interests	**4 176**	3 512	3 792
Total equity	**188 164**	161 724	174 769
Long-term debt	**32 386**	21 893	23 419
Long-term financial liabilities	**11**	19	17
Long-term provisions	**11 686**	12 614	15 232
Post-retirement benefit obligations	**10 577**	8 783	9 294
Long-term deferred income	**317**	302	293
Deferred tax liabilities	**21 900**	17 895	18 246
Non-current liabilities	**76 877**	61 506	66 501
Liabilities in disposal groups held for sale	**32**	1 495	57
Short-term debt	**2 922**	1 922	2 637
Short-term financial liabilities	**164**	80	446
Other current liabilities	**32 006**	29 419	35 475
Bank overdraft	**531**	737	379
Current liabilities	**35 655**	33 653	38 994
Total equity and liabilities	**300 696**	256 883	280 264

Income statement
for the period ended

	half year **31 Dec 14** **Reviewed** **Rm**	half year 31 Dec 13 Reviewed Rm	full year 30 Jun 14 Audited Rm
Turnover	**99 837**	98 268	202 683
Materials, energy and consumables used	**(44 770)**	(44 100)	(89 224)
Selling and distribution costs	**(3 019)**	(2 758)	(5 762)
Maintenance expenditure	**(3 832)**	(4 048)	(8 290)
Employee-related expenditure	**(8 184)**	(11 602)	(28 569)
Exploration expenditure and feasibility costs	**(268)**	(300)	(604)
Depreciation and amortisation	**(6 561)**	(6 683)	(13 516)
Other expenses, net	**(4 673)**	(3 666)	(7 415)
Translation (losses)/gains	**(416)**	1 055	798
Other operating expenses	**(5 016)**	(5 244)	(12 522)
Other operating income	**759**	523	4 309
Operating profit before remeasurement items	**28 530**	25 111	49 303
Remeasurement items	**(169)**	(5 730)	(7 629)
Operating profit after remeasurement items	**28 361**	19 381	41 674
Share of profits of equity accounted joint ventures, net of tax	**1 377**	1 997	3 810
Share of profits of associates, net of tax	**296**	156	334
Profit from operations	**30 034**	21 534	45 818
Net finance costs	**(466)**	(449)	(705)
Finance income	**594**	512	1 220
Finance costs	**(1 060)**	(961)	(1 925)
Profit before tax	**29 568**	21 085	45 113
Taxation	**(9 406)**	(7 900)	(14 696)
Profit for period	**20 162**	13 185	30 417
Attributable to:			
Owners of Sasol Limited	**19 545**	12 710	29 580
Non-controlling interests in subsidiaries	**617**	475	837
	20 162	13 185	30 417
Earnings per share	**Rand**	Rand	Rand
Basic earnings per share	**32,04**	20,88	48,57
Diluted earnings per share	**31,95**	20,85	48,27

Statement of comprehensive income
for the period ended

	half year 31 Dec 14 Reviewed Rm	half year 31 Dec 13 Reviewed Rm	full year 30 Jun 14 Audited Rm
Profit for period	**20 162**	13 185	30 417
Other comprehensive income, net of tax			
Items that can be subsequently reclassified to the income statement	**2 241**	3 770	4 460
Effect of translation of foreign operations*	**2 235**	3 772	4 477
Effect of cash flow hedges	**1**	(16)	(66)
Fair value of investments available-for-sale	**6**	13	34
Tax on items that can be subsequently reclassified to the income statement	**(1)**	1	15
Items that cannot be subsequently reclassified to the income statement	**(856)**	157	(22)
Remeasurements on post-retirement benefit obligations	**(1 238)**	224	(80)
Tax on items that cannot be subsequently reclassified to the income statement	**382**	(67)	58
Total comprehensive income for the period	**21 547**	17 112	34 855
Attributable to			
Owners of Sasol Limited	**20 926**	16 629	34 002
Non-controlling interests in subsidiaries	**621**	483	853
	21 547	17 112	34 855

* Includes the effect of the realisation of the foreign currency translation reserve on the net investment in foreign operation of R547 million.

Statement of changes in equity
for the period ended

	half year **31 Dec 14** **Reviewed** **Rm**	half year 31 Dec 13 Reviewed Rm	full year 30 Jun 14 Audited Rm
Balance at beginning of period	**174 769**	152 893	152 893
Shares issued on implementation of share options	**74**	220	373
Share-based payment expense	**387**	136	267
Transactions with non-controlling shareholders in subsidiaries	**-**	(14)	1
Total comprehensive income for the period	**21 547**	17 112	34 855
Dividends paid to shareholders	**(8 376)**	(8 357)	(13 248)
Dividends paid to non-controlling shareholders in subsidiaries	**(237)**	(266)	(372)
Balance at end of period	**188 164**	161 724	174 769
Comprising			
Share capital	**29 158**	28 931	29 084
Share repurchase programme	**(2 641)**	(2 641)	(2 641)
Sasol Inzalo share transaction	**(22 054)**	(22 054)	(22 054)
Retained earnings	**155 295**	132 349	144 126
Share-based payment reserve	**9 537**	9 020	9 150
Foreign currency translation reserve	**16 932**	14 001	14 704
Remeasurements on post-retirement benefit obligations	**(2 265)**	(1 431)	(1 413)
Investment fair value reserve	**32**	9	28
Cash flow hedge accounting reserve	**(6)**	28	(7)
Shareholders' equity	**183 988**	158 212	170 977
Non-controlling interests in subsidiaries	**4 176**	3 512	3 792
Total equity	**188 164**	161 724	174 769

Statement of cash flows
for the period ended

	half year 31 Dec 14 Reviewed Rm	half year 31 Dec 13 Reviewed Rm	full year 30 Jun 14 Audited Rm
Cash receipts from customers	**103 188**	99 409	203 549
Cash paid to suppliers and employees	**(69 224)**	(71 301)	(138 100)
Cash generated by operating activities	**33 964**	28 108	65 449
Cash flow from operations	**32 158**	33 235	67 592
Decrease/(increase) in working capital	**1 806**	(5 127)	(2 143)
Finance income received	**2 775**	3 043	5 920
Finance costs paid	**(190)**	(255)	(499)
Tax paid	**(4 729)**	(6 604)	(13 647)
Dividends paid	**(8 376)**	(8 357)	(13 248)
Cash retained from operating activities	**23 444**	15 935	43 975
Additions to non-current assets	**(21 345)**	(19 896)	(38 779)
Disposal of businesses	**715**	2 319	1 353
Cash disposed of on disposal of businesses	**(9)**	-	-
Additional investment in equity accounted joint ventures	**(137)**	(55)	(632)
Acquisition of investments in associates	**-**	(519)	(519)
Reimbursement of capital in associate	**-**	274	616
Other net cash flow from investing activities	**33**	390	148
Cash used in investing activities	**(20 743)**	(17 487)	(37 813)
Share capital issued on implementation of share options	**74**	220	373
Contributions from non-controlling shareholders in subsidiaries	**-**	-	3
Dividends paid to non-controlling shareholders in subsidiaries	**(237)**	(266)	(372)
Proceeds from long-term debt	**8 023**	239	3 263
Repayments of long-term debt	**(1 576)**	(962)	(2 207)
Proceeds from short-term debt	**1 974**	993	2 346
Repayments of short-term debt	**(1 657)**	(763)	(2 497)
Cash generated by/(used in) financing activities	**6 601**	(539)	909
Translation effects on cash and cash equivalents of foreign operations	**1 598**	454	455
Increase/(decrease) in cash and cash equivalents	**10 900**	(1 637)	7 526
Cash and cash equivalents at beginning of period	**38 021**	30 555	30 555
Net reclassification to held for sale	**-**	(51)	(60)
Cash and cash equivalents at end of period	**48 921**	28 867	38 021

SEGMENT REPORT
for the period ended

Turnover R million			Business unit analysis	Profit/(loss) from operations R million		
full year 30 Jun 14	half year 31 Dec 13	half year 31 Dec 14		half year 31 Dec 14	half year 31 Dec 13	full year 30 Jun 14
19 342	9 386	**10 623**	*Operating Business Units*	**493**	(4 786)	(3 527)
14 134	6 978	**7 817**	Mining	**2 241**	1 351	2 453
5 208	2 408	**2 806**	Exploration and Production International	**(1 748)**	(6 137)	(5 980)
204 666	99 241	**101 211**	*Strategic Business Units*	**28 001**	25 095	50 013
86 052	42 156	**41 860**	Energy	**14 818**	16 374	31 423
45 040	22 354	**21 387**	Base Chemicals	**5 818**	4 107	6 742
73 574	34 731	**37 964**	Performance Chemicals	**7 365**	4 614	11 848
53	-	**176**	*Group Functions*	**1 540**	1 225	(668)
224 061	108 627	**112 010**		**30 034**	21 534	45 818
(21 378)	(10 359)	**(12 173)**	*Intercompany turnover*			
202 683	98 268	**99 837**				

Contribution to group turnover (%)

Dec 14   Dec 13



Contribution to group profit from operations (%)

Dec 14   Dec 13



full year 30 Jun 14	half year 31 Dec 13	half year 31 Dec 14		half year 31 Dec 14	half year 31 Dec 13	full year 30 Jun 14
9%	8%	**10%**	*Operating Business Units*	**7%**	5%	5%
6%	6%	**7%**	Mining	**7%**	5%	5%
3%	2%	**3%**	Exploration and Production International	**-**	-	-
91%	92%	**90%**	*Strategic Business Units*	**88%**	91%	95%
38%	39%	**37%**	Energy	**47%**	59%	60%
20%	21%	**19%**	Base Chemicals	**18%**	15%	13%
33%	32%	**34%**	Performance Chemicals	**23%**	17%	22%
-	-	**-**	*Group Functions*	**5%**	4%	-
100%	100%	**100%**		**100%**	100%	100%

SALIENT FEATURES
for the period ended

		half year 31 Dec 14	half year 31 Dec 13	full year 30 Jun 14
Selected ratios				
Return on equity	%	22,8 *	17,5 *	18,5
Return on total assets	%	22,0 *	18,5 *	17,9
Operating profit margin	%	30,1	21,9	22,6
Finance costs cover	times	161,2	86,5	94,3
Dividend cover - Attributable basic earnings per share	times	4,6	2,6	2,3
Dividend cover - Headline earnings per share	times	4,6	3,8	2,8
* Annualised				
Share statistics				
Total shares in issue	million	679,3	678,2	678,9
Sasol ordinary shares in issue	million	650,9	649,9	650,6
Treasury shares (share repurchase programme)	million	8,8	8,8	8,8
Weighted average number of shares	million	610,1	608,7	609,0
Diluted weighted average number of shares	million	617,5	609,5	620,8
Share price (closing)	Rand	431,01	514,50	632,36
Market capitalisation - Sasol ordinary shares	Rm	280 533	334 374	411 413
Market capitalisation - Sasol BEE ordinary shares	Rm	1 011	1 064	1 330
Net asset value per share	Rand	302,91	260,95	281,68
Dividend per share	Rand	7,00	8,00	21,50
- interim	Rand	7,00	8,00	8,00
- final	Rand	-	-	13,50
Other financial information				
Total debt (including bank overdraft)		35 839	24 552	26 435
- interest bearing	Rm	35 239	23 991	25 744
- non-interest bearing	Rm	600	561	691
Finance expense capitalised	Rm	399	250	530
Capital commitments (subsidiaries and joint operations)	Rm	128 913	59 797	59 058
- authorised and contracted	Rm	86 163	70 747	66 491
- authorised, not yet contracted	Rm	96 808	38 886	44 951
- less expenditure to date	Rm	(54 058)	(49 836)	(52 384)
Capital commitments (equity accounted joint ventures)		991	953	764
- authorised and contracted	Rm	1 126	1 221	1 152
- authorised, not yet contracted	Rm	496	400	438
- less expenditure to date	Rm	(631)	(668)	(826)
Guarantees, indemnities and contingent liabilities				
- total amount	Rm	53 917	43 356	42 552
- liability included in the statement of financial position	Rm	32 653	21 995	23 733
Significant items in operating profit				
- Restructuring costs related to our business performance enhancement programme[1]	Rm	1 365	190	1 131
Retrenchment packages provided for		612	-	269
Retrenchment packages settled during the year		205	-	60
Accelerated share-based payments		395	-	417
Consultancy costs		144	190	320
System implementation costs		9	-	65
- Share-based payment expenses	Rm	(2 523)	1 210	5 652
Sasol share incentive schemes	Rm	(2 910)	1 074	5 385
Sasol Inzalo share transaction[2]	Rm	387	136	267

[1] In addition to these costs, an additional R108 million of internal resources was allocated to the project, bringing the total spend for the period to R1 473 million.

[2] Includes a share-based payment expense of R280 million relating to the partial refinancing of the Sasol Inzalo transaction.

SALIENT FEATURES
for the period ended

		half year 31 Dec 14	half year 31 Dec 13	full year 30 Jun 14
Effective tax rate	%	31,8	37,5	32,6
Number of employees[1]	number	32 495	33 761	33 400
Average crude oil price - dated Brent	US$/barrel	89,00	109,83	109,40
Average rand / US$ exchange rate	1US$ = Rand	10,99	10,08	10,39
Closing rand / US$ exchange rate	1US$ = Rand	11,57	10,50	10,64

[1] The total number of employees includes permanent and non-permanent employees and the group's share of employees within joint operations, but excludes contractors, equity accounted joint ventures' and associates' employees.

Reconciliation of headline earnings	Rm	Rm	Rm
Earnings attributable to owners of Sasol Limited	19 545	12 710	29 580
Effect of remeasurement items for subsidiaries and joint operations	169	5 730	7 629
Impairment of property, plant and equipment	456	3 265	3 289
Impairment of assets under construction	1 093	2 625	2 625
Impairment of investment in equity accounted joint venture	-	-	275
Impairment of other intangible assets	3	81	79
Other impairments	-	21	3
Reversal of impairment	(1 353)	(10)	(1)
(Profit) / loss on disposal of non-current assets	(81)	(10)	45
Loss / (profit) on disposal of investment in businesses	483	(255)	747
Fair value gain on acquisition of businesses	-	(110)	(110)
Scrapping of non-current assets	120	74	634
Write off of unsuccessful exploration wells	(5)	49	43
Realisation of foreign currency translation reserve	(547)	-	-
Tax effects and non-controlling interests	(195)	(77)	(582)
Effect of remeasurement items for equity accounted joint ventures and associates			
Gross remeasurement items	2	12	13
Tax effects	-	-	-
Headline earnings	19 521	18 375	36 640

Headline earnings adjustments per above			
Mining	8	(5)	7
Exploration and Production International	1 825	5 478	5 472
Energy	(48)	(417)	60
Base Chemicals	252	604	1 765
Performance Chemicals	(1 318)	75	254
Group Functions	(548)	7	84
	171	5 742	7 642

Headline earnings per share	Rand	32,00	30,19	60,16
Diluted headline earnings per share	Rand	31,92	30,04	59,64

The reader is referred to the definitions contained in the 2014 Sasol Limited financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 9, 2015

By: /s/ V D Kahla

Name: Vuyo Dominic Kahla

Title: Company Secretary